CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                December 25, 2006

Ade K. Heyliger, Attorney-Advisor
Nicholas Panos, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:  Competitive Technologies, Inc.
     Revised Definitive Proxy Statement on Schedule 14A filed December 20, 2006 Soliciting Materials filed December 20, 2006 Pursuant to Rule 14a-12 by The Committee to Restore Stockholder Value
     File No. 001-08696

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated December 23, 2006 addressed to the undersigned, M. Richard Cutler, counsel to The Committee to Restore Stockholder Value (the "Committee"), relating to the revised Proxy materials of the Committee in connection with the Annual Meeting of Stockholders of Competitive Technologies, Inc. (the "Company"). Subsequent to our preliminary note set forth below, this letter includes responsive comments to your letter. All page references are to the marked copy sent supplementally by pdf copy and reference the actual page numbers on the proxy statement.

     The responses contained herein correspond in Part and Number to the comments in your letter of December 23, 2006.

PRELIMINARY NOTE
----------------

     On behalf of the Committee, we would first like to express our appreciation for you and your staff working diligently during the Holiday Season to provide us your guidance letters. We received your letter at 11:00 pm on Friday, December 23, 2006, just two days before Christmas. As I mentioned in my phone call to you on Friday morning, in my 20 plus years of working with the SEC, it is very rare to find such diligence, work integrity and assistance during the Christmas break. As a consequence, please accept our appreciation for working hard to assure we have a reasonable and fair proxy contest.

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SCHEDULE 14A
------------

GENERAL
-------

1. We reissue prior comment 2. As we have stated, and as you have noted in your response, Note (b) to Rule 14a-9 requires a "factual foundation" (emphasis added) for each statement or assertion of opinion or belief. In addition, the mere characterization of an assertion as an "opinion" does not obviate the need to provide factual support for such assertions. In this regard, we note the following:

- The testimony of Mr. Carver, alone, does not provide a factual foundation for the reasons you assert Mr, Nano was fired by the Board;
- While you have included detail regarding the "substantial losses" suffered by Competitive Technologies, you have not provided factual support for your assertion that such losses were the result of the current Board's "lack of performance";
- Your supposed "evidence" of "widespread stockholder dissent" is insufficient support for the assertion; and
- Characterization of your assertions as to why Mr. Nano was "forced out" as a "belief' without providing factual support does not meet the requirements of Rule 14a-9.

Please revise the proxy statement to comply with Note (b) to Rule 14a-9 by either amending to include the omitted supporting information or revising to delete the insupportable statements.

     We have widely and thoroughly redrafted the proxy statement to delete or revise any referenced language or similar language such that only matters which are very specifically factual remain. We note the following with respect to the matters referenced:

Mr. Carver's Testimony:
-----------------------

     We have revised the document throughout to delete references that Mr. Nano was terminated because of his allegations of insider trading or violations of Sarbanes-Oxley. We reflect that the Competitive Technologies board has never specifically said why Mr. Nano was terminated, but we advise in the document that WE BELIEVE that Mr. Nano was terminated at least in part because of these allegations. See pages 2, 5, and 11 of the Amended Proxy Statement. Nevertheless, supplementally, we advise you that we believe that numerous additional FACTUAL FOUNDATION disclosures in the Amended Proxy Statement supports the allegation that Mr. Nano was terminated because he failed to sign the Sarbanes-Oxley certification. We note the following which are detailed in the proxy statement:
     1.     Mr. Nano advised Mr. Sabin, Chairman of the audit committee
     2. Mr. Nano advised Chris Robertson of Seyfarth Shaw, the company's counsel
     3.     Mr. Nano advised John Sten, another company attorney

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     4.     Mr. Nano advised the SEC
     5. Mr. Freed's filings on Form 4 definitively show that he sold shares and on which dates he sold them
     6. The Company's SEC filings and press releases themselves detail when they disclosed that Mr. Nano was terminated.
     7. Mr. Nano's OWN STATEMENT that he refused to sign the Sarbanes-Oxley certification.
     8. Mr. Nano's filed lawsuit alleging violation of the Sarbanes-Oxley whistleblower litigation in which he alleges, UNDER PENALTY OF PERJURY, that the Company terminated him because of his refusal to sign the certification.

     We note that we cannot be certain that this was the only reason the board terminated Mr. Nano, and as a consequence we have listed the foregoing facts and then stated that "we believe" that Mr. Nano was terminated in part because of these factors.

Performance of the Board
------------------------

     We have deleted references to current board performance throughout the document as to causation for factual results of Competitive Technologies.

Widespread Stockholder Dissent
------------------------------

     We have deleted the reference to "widespread stockholder dissent."

Mr. Nano Forced Out
-------------------

     Please note our response under "Mr Carver Testimony" above. We have deleted the reference to Mr. Nano being "forced out".

2. We note your response to prior comment 4 and the additional corresponding disclosure on page 5. It is unclear, however, how the Board's decisions to defend legal actions brought against Competitive Technologies demonstrates "wasted Company resources" on "needless," "unnecessary" and "fruitless" litigation. Please advise or revise. In addition, please provide supplemental support for your allegation that Mr. Kiley falsified his resume.

     We have revised the disclosure to delete characterizations of the Company's legal defenses and instead simply listed factual information with respect to the various litigation. See pages 5-6 of the Amended Proxy Statement.

     We have also deleted the reference to Mr. Kiley's resume fraud in the document. We advise you supplementally, however, that Mr. Kiley provided a resume to the Company which reflected that he had a PhD from Boston University and that this information was included in the Company's periodic reports,

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including 8-K filings and 10-K filings.  We are advised that counsel for the
Company subsequently learned after speaking to Boston University that Mr. Kiley did not have a PhD, and that information was subsequently omitted from later filings including the 8-K filed on December 1, 2006. We suggest that the Commission may want to look into this fraud in the Company's filings.

3. We note your response to prior comment 5 and the additional corresponding disclosure. Although you have provided details of Competitive Technologies' financial results during :Mr. Nano's tenure and the results subsequent to his termination, you have not provided sufficient factual support of a nexus between Competitive Technologies' performance and the actions of either Mr. Nano or the current Board. If you intend to attribute Competitive Technologies' prior financial performance to "Mr. Nano's leadership," you must provide specific factual support for your assertion that such performance resulted from Mr. Nano's actions. Similarly, you must also provide factual support for your assertions that Competitive Technologies' current financial decline directly resulted from actions taken by the current Board. The fact Competitive Technologies has suffered losses during the tenure of the current Board does not independently support the assertion that the Board has "squandered" shareholder value.

     As set forth under "Performance of the Board" above, we have deleted causal connections between the existing board and references to their performance as to why results were obtained (including references to "squandering" shareholder value). We have added disclosure in two places in the document which reflect specific actions undertaken by Mr. Nano during his tenure which reflect our belief as to how his actions resulted in Company success. See page 7 and 8 of the Amended Proxy Statement.

REASONS FOR THE SOLICITATION. PAGE 4
------------------------------------

4. We note your response to prior comment 7 and the additional corresponding disclosure on pages 11-12. It appears you have supplemented your assertions with allegations of insider trading without providing specific factual support for your beliefs as to why Mr. Nano was terminated. Please note that a transcript of testimony, alone, does not constitute factual foundation of the related allegations. We thus reissue the prior comment.

     As referenced above, we have widely redrafted the proxy statement to delete or revise any referenced language or similar language such that only matters which are very specifically factual remain.

     As discussed in our response to comment number one under "Mr Carvers Testimony", we have deleted references to termination of Mr. Nano directly because of allegations of insider trading and violations of Sarbanes-Oxley. As referenced in that response however, we note that in addition to the testimony of Mr. Carver as to when Mr. Freed knew of matters, there are also publicly filed Form 4 filings detailing his sales as well as the Company's own press releases and other disclosures as to when they announced the termination of Mr.

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Nano.  The Committee believes that the SEC should commence an enforcement investigation into this insider trading which lead Mr. Nano to refuse to sign the Sarbanes-Oxley certification.

5. We note your response to prior comment 8. The additional corresponding disclosure, however, only states that the Company filed a lawsuit against a shareholder. The disclosure does not explain with sufficient detail why you believe such a suit constitutes a waste of resources in the pursuit of "non-productive activities." Please revise accordingly.

     We have supplemented the disclosure to reflect why the Committee believes that litigation against Dr. Pross is not in the best interest of Competitive Technologies. See page 6 of the Amended Proxy Statement. We also have deleted the reference to "waste of resources".

THE COMMITTEE'S PLAN FOR COMPETITIVETECHNOLOGIES, PAGE 8
--------------------------------------------------------

6. We note your response to prior comment 11. Please refer to our comment above regarding your response to prior comment 5 and revise accordingly.

     Please see our response to your comment number three (related to prior comment number five). We have added specific information about Mr. Nano's performance on pages 7 and 8 while at Competitive Technologies and as noted in our prior response, have deleted references to any causal nexus between management's performance and company results.

7. We note your response to prior comment 13 and reissue the comment. While licensing revenues may prove profitable for the referenced companies, you have not provided a sufficient nexus between the results of the referenced companies and the specific operations of Competitive Technologies. Note further that your statement in the response that the licensing figures were provided to Mr. Nano, alone, does not provide us with supplemental and verifiable data.

     We have revised the disclosure to delete the references to the specific companies and their results. See pages 8-9 of the Amended Proxy Statement. We have also added language in the referenced paragraph with respect to the Committee's intentions to seek to obtain licensing revenues in global markets.

NOMINEES FOR ELECTION AS DIRECTORS. PAGE 10
-------------------------------------------

8. We note your response to prior comment 14 and the additional corresponding disclosure on pages 10 and 11. Please disclose the number of Competitive Technologies shares currently held by Mr. Nano.

     The number of shares held by Mr. Nano has been disclosed in the proxy statement since the first draft. See page 11, carryover paragraph, line 14 of the Amended Proxy Statement. This is immediately below the references to

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potential purchases by nominees.  We have nevertheless added comparable disclosure directly to the statement referenced. See page 10 of the Amended Proxy Statement.

9. Revise to indicate, if true, that each of the nominees has consented to being named in the proxy statement. At present, the nominees have only consented to serve if elected, See Rule l4a-4(d)(4) of Regulation 14A.

     We have added the requested information. See page 10 of the Amended Proxy Statement.

PROXY SOLICITING MATERIALS
--------------------------


10. We note your response to prior comment 20 and remind you that such soliciting materials, and the ''rhetorical, argumentative" statements contained therein, are also subject to Rule 14a-9 and require factual support for the assertions made. We thus reissue the comment, as it is unclear as to which "few bullet points" in the revised soliciting materials or which disclosure in the amended proxy statement you are referring to as factual support for your assertions that "conflicts have divided management" and that Competitive Technologies is "out of control."

     We have deleted these specific references in the amended additional proxy solicitation material.

------------------------------------------------

     We note that you advise you may have further comments in response to our revisions to the proxy materials. The Committee is very concerned that the appropriate time required for a reasonable proxy solicitation is running extremely short given the date of the Annual Meeting on January 16, the time required to print and mail proxy materials to stockholders, and the time required to obtain the return of proxies from stockholders. As a consequence we have prepared and filed these materials over the Christmas holiday and suggest that there is really only a very limited amount of additional time for further comments. As a consequence, we believe it is appropriate to discuss further changes by telephone if necessary to push the process forward very quickly.

     We are available 24 hours a day to discuss comments, required changes and to resolve any further outstanding issues. Please feel free to contact me either on my office phone (706) 737-6600 or my cell phone (706) 267-3233, to finalize these materials.

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     A courtesy printed version copy of the Amended Proxy Statement redlined with all changes from the original filing, has been attached as a pdf file to the CORRESP file which we have filed on Edgar. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler

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